
September 9, 2010

Mr. Sean Tan
Chief Executive Officer
Berkeley Coffee & Tea, Inc.
1662 Highway 395 N, Suite 214
Minden, Nevada 89423

> **Re:** **Berkeley Coffee & Tea, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 18, 2010**
> **File No. 333-168911**

Dear Mr. Tan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibit 23.1

1. Please ensure that your independent registered public accounting firm references the financial statements exactly as set forth in the audit opinion. As such, we would expect you to reference the financial statements for the year ended April 30, 2010, the period from March 27, 2009 (inception) to April 30, 2009, and the period from March 27, 2009 (inception) to April 30, 2010.

Amendment No. 1 to Registration Statement on Form S-1

General

2. Please provide a table showing your actual capitalization at the latest balance sheet date and your pro forma capitalization following the close of this offering. See Item 9 of Schedule A to the Securities Act of 1933 and Rule 11-01(a)(8) of Regulation S-X. Given your uncertainty as to the amount of proceeds that will be raised, you may wish to present multiple pro forma capitalization amounts, similar to your disclosures under "Use of Proceeds" on page 10 and under "Dilution" on page 12.

3. We note that your sole officer and director, Sean Tan, is also the Chief Executive Officer of DTS8 Coffee Co. Ltd., and that DTS8 Coffee's website indicates that the company currently distributes coffee to the United States. We also note that the location of DTS8's office and roasting facility is the same as your principal executive office. Please expand your disclosure throughout your filing, as appropriate, to clearly disclose the business of DTS8 Coffee and to describe any risks and conflicts of interest that exist or may exist as a result Mr. Tan's relationship with DTS8. Please also disclose how any such conflicts would be resolved.

Registration Statement Cover Page

4. Please provide your Primary Standard Industrial Classification Code Number.

5. Please check the box indicating that your securities are being offered in reliance on Rule 415, or tell us why you do not believe this is appropriate.

6. Please revise your cover page to conform to your disclosure on page 5 regarding your principal executive office. It appears that your cover page currently provides your registered office where it should provide your principal executive office.

Prospectus Cover Page, page 3

7. Please expand the third paragraph on page 3 to also state that your auditors have raised substantial doubt as to your ability to continue as a going concern.

8. We note your statement under item 1 on page 3 that this is a best efforts all or none offering, which indicates that the offering will be cancelled if all shares in the offering are not sold. However, this contradicts your disclosure on the same page that there is no minimum offering and that "funds raised from this offering will be immediately available to the Company for its use." Please revise or advise.

Cautionary Note Regarding Forward-Looking Statements, page 6

9. Please delete your reference in the last sentence on page 6 to Section 27A of the Securities Act of 1933. Section 27A(b)(1)(C) of the Securities Act expressly states that the safe harbor does not apply to forward-looking statements that are made by a penny stock issuer and Section 27A(b)(2)(D) of the Securities Act expressly states that the safe harbor does not apply to forward-looking statements that are made in connection with an initial public offering. Section 21E of the Securities Exchange Act contains similar exclusions and is not applicable to your filing.

Use of Proceeds, page 10

10. We note that your table on page 10 lists several purposes for the proceeds from your offering, but specifically states that the items are not listed in order of priority. Because you have no minimum offering, please revise your disclosure beginning on page 10 to indicate the order of priority of the purposes listed in your table. See Instruction 1 to Item 504 of Regulation S-K.

11. You indicate that salaries and benefits fall within both your "General and Administration" (page 10) and "Working Capital" (page 11) Use of Proceeds categories. Please expand your disclosure to explain why you have allocated for salaries and benefits in both categories.

12. Please expand your disclosure on page 11 regarding how you will use your proceeds if only 10, 25, 50 or 75 percent of the offering amount is raised. For example:

    • State what, if any, portions of your business plan you will be able to implement if 10% of the offering is sold; and
    • Provide additional detail explaining your plans if 50% of the offering is sold versus 25% of the offering, such as the specific elements of your business plan that you anticipate furthering.

    We note that some of this additional detail appears to be provided in the third full paragraph on page 22 under your Plan of Operation section, but you have not provided such information here. Refer to Instruction 1 to Item 504 of Regulation S-K.

13. We note your disclosure on page 21 that Mr. Tan made a verbal agreement to provide an advance to pay any shortfall if the offering does not result in sufficient funding to commence your "Plan of Operation." Please revise your disclosure on page 11 to address the effects of the verbal agreement if only 10, 25, 50 or 75 percent of the offering is raised, and to describe how the agreement affects your ability to obtain additional financing. Please also apply this comment to your discussion on page 22 under the Plan of Operation section.

Dilution, page 12

14. Please refer to your tabular presentation of dilution in the middle of page 13. You currently disclose that if 75% of the offering is sold, the increase in net book value per share due to the stock sale will be $0.364. However, it appears that this number should be $0.0364. Please revise.

Description of Securities, page 14

Common Stock, page 14

15. Please remove the last sentence of the first paragraph of the Common Stock section on page 14 regarding the legality of your shares, or attribute it to your legal counsel and have counsel amend its opinion to specifically consent to the reference.

Description of Business, page 15

Coffee Bean Suppliers, page 16

16. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements that you make throughout the first paragraph of the Coffee Bean Suppliers discussion on page 16. We note, for example, the information you attribute to the "Chinese Government Coffee Industry" and your various statements regarding the favorability of the climate, weather and terrain where the coffee is grown. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief. Please also apply this comment to your discussion under "United States Coffee Market" beginning at the bottom of page 16.

17. The first sentence of the second paragraph of the Coffee Been Suppliers section on page 16 appears to be incomplete. Please revise to clarify the sufficiency of the quantities produced.

Facilities, page 17

18. We note that DTS8 Coffee Co. Ltd.'s website indicates that its roasting facilities are located at the same address as Mr. Tan's offices. Please revise your Facilities discussion on page 17 to disclose this information. We also note your disclosure on page 31 that you currently operate out of the "premises of Mr. Tan." If accurate, please revise your disclosure here to clarify that this location also serves as Mr. Tan's residence.

Description of Property, page 18

19. Please revise your Description of Property disclosure to be consistent with your Facilities disclosure on page 17. Specifically, please note the current location of your operations.

Certain Relationships and Related Transactions, page 19

20. Please expand your disclosure in the first paragraph on page 19 to discuss the nature and amount of your stock received by Mr. Tan and the nature and amount of the consideration Mr. Tan has provided to you. See Item 404(c) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operations, page 20

Plan of Operation, page 21

21. Please discuss in greater detail the business activities you will undertake based upon raising funds at the various levels outlined in the use of proceeds. Descriptions of these planned business activities should be accompanied by a discussion of how you will achieve your plans in enough detail so that investors can evaluate your business plan. For example, please indicate the costs associated with undertaking various business activities in the future, noting the ones that will receive priority over others in the event funding is less than you expect. Please include in this discussion the anticipated timing for the expenditures.

22. It appears that Mr. Tan currently operates the company from China. Please expand your disclosure beginning on page 21, and elsewhere as appropriate, to clarify whether and, if so, when Mr. Tan plans to relocate to Reno, Nevada. In this regard, we note your disclosure that you plan to lease office facilities in Reno. If Mr. Tan does not plan to relocate to Reno, please address any related risks in your Risk Factor discussion.

Critical Accounting Policies and Estimates, page 23

23. We note that your critical accounting policies generally provide the same information as Note 3 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

Directors and Executive Officers, page 26

24. We note your statement in the second paragraph on page 26 that officers "hold office until their death, resignation or removal…." This is inconsistent with section 4.1 of your bylaws which states that your officers serve a one year term. Please revise or advise.

Involvement in Certain Legal Proceedings, page 27

25. We note your disclosure on page 27 regarding Mr. Tan's involvement with Growers Direct Coffee and that the company filed for bankruptcy in January 2009. Please provide a more detailed description of Mr. Tan's involvement with Growers Direct including:

- A brief description of the business done or intended to be done by Growers Direct;
- Whether Growers Direct ever commenced operations;
- Mr. Tan's involvement with the founding of Growers Direct; and
- To the extent that Growers Direct and you have similar business plans, describe any changes that have been made to your business plan to avoid a outcome similar to that of Growers Direct.

   If appropriate, please also add risk factor disclosure regarding Mr. Tan's prior experience with Growers Direct and the bankruptcy of Growers Direct while he was the President and a director.

26. We note that your disclosure under this heading does not address each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please provide negative disclosure for each event.

Employment Agreements, page 29

27. Please revise your reference to Mr. Tan in the third paragraph on page 29 to provide all of his applicable titles, or use the reference you use elsewhere of "sole director and officer." Please ensure that references to Mr. Tan throughout your filing are consistent.

Certain Relationships and Related Transactions, and Director Independence, page 31

28. We note your statement on page 31 that you have not formulated a policy for handing conflicts of interest. Please explain how this statement is consistent with the conflicts of interest policy set forth in your Code of Ethics and revise your disclosure accordingly. In this regard, we note that your conflicts of interest policy contemplates a structure where your executive officers and Board of Directors are separate individuals, which is not your current situation.

Recent Sales of Unregistered Securities, page 44

29. It does not appear that you filed notifications on Form D with respect to the sales you made pursuant to Rule 504 of Regulation D as described on page 45. Please advise.

Financial Statements for the Fiscal Year Ended April 30, 2010

30. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Sean Tan
Berkeley Coffee & Tea, Inc.
September 9, 2010
Page 8

        You may contact, Yong Kim, Staff Accountant, at (202) 551-3323, or in her absence
Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions
regarding comments on the financial statements and related matters. Please contact Chris Chase,
Staff Attorney, at (202) 551-3485, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at
(202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: James Parsons, Esq.
        Parsons/Burnett/Bjordahl, LLP
        (425) 451-8568